Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-273353 333-273353-01

Nomura America Finance, LLC $1,742,000 Autocallable Index and ETF-Linked Notes due 2029 guaranteed by Nomura Holdings, Inc.

Payment at Maturity: The amount that you will be paid on your notes at maturity, if they have not been automatically called, is based on the performance of the underlier with the lowest underlier return. You could lose a significant portion of your investment in the notes.

Automatic Call: The notes will be automatically called on a quarterly call payment date if the closing value of each underlier is greater than or equal to its call level on the related call observation date.

Interest: The notes do not bear interest.

The return on your notes is linked, in part, to the performance of the Invesco S&P 500® Equal Weight ETF and the State Street® Utilities Select Sector SPDR® ETF, and not to that of the underlying indices on which the Invesco S&P 500® Equal Weight ETF and the State Street® Utilities Select Sector SPDR® ETF are based.

You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of Nomura America Finance, LLC and Nomura Holdings, Inc. See page PS-10.

Key Terms
Issuer / Guarantor:	Nomura America Finance, LLC / Nomura Holdings, Inc.
Aggregate face amount:	$1,742,000
Automatic call feature:

The notes will be automatically called if the closing value of each underlier is greater than or equal to its call level on any call observation date. In that case, the company will pay, for each $1,000 of the outstanding face amount, an amount in cash on the following call payment date equal to:

$1,000 + ($1,000 × the applicable call premium amount).

Cash settlement amount:	subject to the automatic call feature, on the stated maturity date, the issuer will pay, for each $1,000 face amount of the notes, an amount in cash equal to:
• if the final underlier value of each underlier is greater than or equal to its buffer value: $1,000 + ($1,000 × the maturity date premium amount); or
• if the final underlier value of any underlier is less than its buffer value: $1,000 + [($1,000 × (the least performing underlier return + buffer amount)]
Underliers:	the Invesco S&P 500® Equal Weight ETF (current Bloomberg symbol: “RSP UP”) (the “RSP”), the Russell 2000® Index (current Bloomberg symbol: “RTY Index”) (the “RTY”), and the State Street® Utilities Select Sector SPDR® ETF (current Bloomberg symbol: “XLU UP”) (the “XLU”)
Underlying indices:	with respect to each underlier that is an ETF, the index tracked by such underlier
Buffer value:	$172.46 with respect to RSP, 2,240.610 with respect to RTY, and $40.18 with respect to XLU, each of which is 85% of its initial underlier value (rounded to two decimal places with respect to RSP and XLU, and three decimal places with respect to RTY)
Maturity date premium amount:	36.00%
Initial underlier value:	$202.89 with respect to RSP, 2,636.012 with respect to RTY, and $47.27 with respect to XLU, each of which was the closing value of such underlier on the trade date
Final underlier value:	with respect to an underlier, the closing value of such underlier on the determination date*
Closing value:	the closing level or the closing price, as applicable, of an underlier, as published on Bloomberg L.P. (“Bloomberg”)
Underlier return:	with respect to an underlier: (its final underlier value - its initial underlier value) / its initial underlier value
Least performing underlier return:	the underlier return of the least performing underlier (the underlier with the lowest underlier return)
Calculation agent:	Nomura Securities International, Inc.
CUSIP / ISIN:	65541KMJ0 / US65541KMJ06

* subject to adjustment as described in the accompanying product prospectus supplement

Investing in the notes involves significant risks, including Nomura America Finance, LLC and Nomura Holdings, Inc.’s credit risk. You should carefully consider the risk factors under “Selected Risk Factors” beginning on page PS-9 of this pricing supplement, under “Additional Risk Factors Specific to the Notes” beginning on page PS-18 of the accompanying product prospectus supplement, under “Risk Factors” beginning on page 6 in the accompanying prospectus and any risk factors incorporated by reference into the accompanying prospectus before you invest in the notes.

The estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by Nomura Securities International, Inc.) is $978.10 per $1,000 face amount, which is less than the original issue price.

Delivery of the notes will be made against payment therefor on the original issue date.

The notes will be unsecured obligations of Nomura America Finance, LLC. Nomura America Finance, LLC is not a bank, and the notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Original issue price	Underwriting discount(1)	Net proceeds to the issuer
Per Note	100.00% of the face amount	0.75%	99.25%
Total	$1,742,000.00	$13,065.00	$1,728,935.00

(1) See “Supplemental Plan of Distribution.”

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

Goldman Sachs & Co. LLC

March 4, 2026

Key Terms (continued)
Trade date:	March 4, 2026
Original issue date:	March 9, 2026
Determination date:	March 5, 2029*
Stated maturity date:	March 8, 2029*

Call observation dates*	Call payment dates*	Call premium amount	Call level
March 4, 2027	March 10, 2027	12.00%	100.000%
June 4, 2027	June 9, 2027	15.00%	98.125%
September 7, 2027	September 10, 2027	18.00%	96.250%
December 6, 2027	December 9, 2027	21.00%	94.375%
March 6, 2028	March 9, 2028	24.00%	92.500%
June 5, 2028	June 8, 2028	27.00%	90.625%
September 5, 2028	September 8, 2028	30.00%	88.750%
December 4, 2028	December 7, 2028	33.00%	86.875%

* subject to adjustment as described in the accompanying product prospectus supplement

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Nomura America Finance, LLC may use this prospectus in the initial sale of the notes. In addition, Nomura Securities International, Inc. or any other affiliate of Nomura America Finance, LLC may use this prospectus in a market-making transaction in a note after its initial sale. Unless Nomura America Finance, LLC or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

ADDITIONAL INFORMATION
You should read this pricing supplement together with the prospectus, dated July 20, 2023 (the “prospectus”), and the product prospectus supplement, dated February 29, 2024 (the “product prospectus supplement”), relating to our Senior Global Medium-Term Notes, Series A, of which these notes are a part. In the event of any conflict between the terms of this pricing supplement and the terms of the prospectus or the product prospectus supplement, the terms of this pricing supplement will control.
This pricing supplement, together with the prospectus and the product prospectus supplement, contains the terms of the notes. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the accompanying prospectus, under “Additional Risk Factors Specific to the Notes” in the accompanying product prospectus supplement, and under “Selected Risk Factors” beginning on page PS-10 of this pricing supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.
We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. This pricing supplement is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement is current only as of its date.
You may access the prospectus and the product prospectus supplement on the SEC website at www.sec.gov as follows:
• Prospectus dated July 20, 2023:
https://www.sec.gov/Archives/edgar/data/1383951/000110465923082805/tm2320650-3_424b3.htm
• Product Prospectus Supplement dated February 29, 2024:
https://www.sec.gov/Archives/edgar/data/1163653/000110465924029404/tm247408-1_424b3.htm
Some of the terms or features described in the listed documents may not apply to your notes.

SUPPLEMENTAL TERMS OF THE NOTES

For purposes of the notes offered by this pricing supplement, all references to each of the following terms used in the accompanying product prospectus supplement will be deemed to refer to the corresponding term used in this pricing supplement, as set forth in the table below:

Product Prospectus Supplement Term	Pricing Supplement Term
final valuation date	determination date
initial valuation date	trade date
call settlement date	call payment date
principal amount	face amount
reference asset	underlier
reference asset performance	underlier return
reference asset sponsor	underlier sponsor
scheduled trading day	trading day
initial value	initial underlier value
final value	final underlier value

Market Disruption Event

The following description supersedes the market disruption event disclosure in “General Terms of the Notes — Market Disruption Events — Reference Assets Consisting of an Index” in the accompanying product prospectus supplement:

Any of the following will be a market disruption event with respect to an Index:

•	a suspension, absence or material limitation of trading in the underlying securities of such underlier constituting 20% or more, by weight, of the applicable underlier on their respective primary markets, in each case for more than two hours of trading or during the one-half hour before the close of trading in the relevant equity market or markets, as determined by the calculation agent in its sole discretion;

•	a suspension, absence or material limitation of trading in options or futures contracts relating to such underlier or to underlying securities constituting 20% or more, by weight, of such underlier, if available, in the respective primary markets for those contracts, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion; or

•	underlying securities constituting 20% or more, by weight, of such underlier, or options or futures contracts relating to such underlier or to underlying securities constituting 20% or more, by weight, of such underlier, if available, do not trade on what were the respective primary markets for those underlying securities or contracts, as determined by the calculation agent in its sole discretion;

and, in the case of any of these events, the calculation agent determines in its sole discretion that such event materially interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the notes. For more information about hedging by us or our affiliates, see “Use of Proceeds and Hedging” in the accompanying product prospectus supplement.

The following events will not be market disruption events with respect to an Index:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

•	a decision to permanently discontinue trading in the options or futures contracts relating to such underlier or any underlying security.

The following description supersedes the market disruption event disclosure in “General Terms of the Notes — Market Disruption Events — Reference Assets Consisting of a Share of an ETF” in the accompanying product prospectus supplement:

Any of the following will be a market disruption event with respect to an ETF:

•	a suspension, absence or material limitation of trading in such share on its primary market for more than two hours or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion;

•	a suspension, absence or material limitation of trading in options or futures contracts relating to such share, if available, in the primary market for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion; or

•	such share does not trade on what was the primary market for that share, as determined by the calculation agent in its sole discretion;

and, in the case of any of these events, the calculation agent determines in its sole discretion that such event materially interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the notes. For more information about hedging by us or our affiliates, see “Use of Proceeds and Hedging” in the accompanying product prospectus supplement.

The following events will not be market disruption events with respect to an ETF:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

•	a decision to permanently discontinue trading in the options or futures contracts relating to such underlier.

HYPOTHETICAL EXAMPLES

The following examples are provided for purposes of illustration only. The examples should not be taken as an indication or prediction of future investment results and merely are intended to illustrate (i) the impact that the various hypothetical closing values of the underliers on a call observation date could have on the amount payable, if any, on the related call payment date and (ii) the impact that the various hypothetical closing values of the least performing underlier on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant and are not intended to predict the closing values of the underliers.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date or a call payment date. If you sell your notes in a secondary market prior to a the stated maturity date or a call payment date, as the case may be, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below, such as interest rates, the volatility of the underliers, the creditworthiness of Nomura America Finance, LLC, as issuer, and the creditworthiness of Nomura Holdings, Inc., as guarantor. The information in the examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Call premium amount	with respect to a call payment date, the applicable call premium amount
Maturity date premium amount	36.00%
Buffer value	with respect to each underlier, 85% of its initial underlier value

The notes are not automatically called, unless otherwise indicated below
Neither a market disruption event nor a non-trading day occurs on any originally scheduled call observation date or the originally scheduled determination date
No change in or affecting any underlier, any underlier stock, any policy of the applicable ETF investment advisor or any method by which the applicable underlier sponsor calculates its underlier or the sponsor of the applicable underlier’s underlying index calculates its underlying index
Notes purchased on original issue date at the face amount and held to the stated maturity date or date of early redemption

For these reasons, the actual performance of the underliers over the life of your notes, the actual underlier values on any call observation date, as well as the amount payable on a call payment date, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier values shown elsewhere in this pricing supplement.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.

Hypothetical Amount in Cash Payable on a Call Payment Date

The examples below show the hypothetical call premium, if any, that we would pay on each call payment date with respect to each $1,000 face amount of the notes if the hypothetical closing value of each underlier was greater than or equal to its call level on the applicable call observation date.

Your notes are automatically called on the first call observation date. If, for example, the closing value of each underlier was determined to be 110.00% of its initial underlier level, your notes would be automatically called and the amount in cash that we would deliver for your notes on the corresponding call payment date would be 112.00% of the face amount of your notes or $1,120.00 for each $1,000 of the face amount of your notes.

Your notes are not automatically called on the first call observation date and are automatically called on the second call observation date. If, for example, the closing value of each underlier was determined to be 99.00% of its initial underlier level, your notes would be automatically called and the amount in cash that we would deliver for your notes on the corresponding call payment date would be 115.00% of the face amount of your notes or $1,150.00 for each $1,000 of the face amount of your notes.

Hypothetical Payment at Maturity

If the notes are not automatically called on any call observation date, the cash settlement amount that we would deliver for each $1,000 face amount of your notes on the stated maturity date will depend on the performance of the least performing underlier on the determination date, as shown in the table below. The table below assumes that the notes have not been automatically called on a call observation date.

The values in the left column of the table below represent hypothetical final underlier values of the least performing underlier and are expressed as percentages of the initial underlier value of the least performing underlier. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier value of the least performing underlier, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 136.000% of the face amount of a note, based on the corresponding hypothetical final underlier value of the least performing underlier and the assumptions noted above.

Hypothetical Final Underlier Value of the Least Performing Underlier (as Percentage of Its Initial Underlier Value)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
200.000%	136.000%
175.000%	136.000%
150.000%	136.000%
125.000%	136.000%
100.000%	136.000%
95.000%	136.000%
90.000%	136.000%
85.000%	136.000%
84.999%	99.999%
75.000%	90.000%
50.000%	65.000%
25.000%	40.000%
12.500%	27.500%
0.000%	15.000%

As shown in the table above, if the notes have not been automatically called on a call observation date:

•	If the final underlier value of the least performing underlier were determined to be 12.500% of its initial underlier value, the cash settlement amount that we would deliver on your notes at maturity would be 27.500% of the face amount of your notes.

○	As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 72.500% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

•	If the final underlier value of the least performing underlier were determined to be 200.000% of its initial underlier value, the cash settlement amount that we would deliver on your notes at maturity would be limited to 136.000% of each $1,000 face amount of your notes.

○	As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier value of the least performing underlier over its initial underlier value.

SELECTED RISK FACTORS

Risks Relating to the Structure or Features of the Notes

The Notes Do Not Guarantee Any Return of Principal and You May Lose A Substantial Portion of Your Face Amount

The notes do not guarantee any return of principal. The notes differ from ordinary debt securities in that we will not pay you 100% of the face amount of your notes if the notes are not automatically called and the final underlier value of any underlier is less than its buffer value. In this case, the payment at maturity you will be entitled to receive will be less than the face amount and you will lose 1% of the face amount of your notes for every 1% that the final underlier value of the least performing underlier is less than its initial underlier value in excess of 15%. You may lose up to 85% of your investment at maturity.

The Amount Payable on the Notes Is Not Linked to the Values of the Underliers at Any Time Other Than the Call Observation Dates and the Determination Date

The payments on the notes will be based on the closing value of each underlier on the call observation dates and the determination date, subject to postponement for non-trading days and certain market disruption events. Even if the value of the least performing underlier is greater than or equal to its call level during the term of the notes other than on a call observation date but then decreases on a call observation date to a value that is less than its call level, the call premium will not be payable for the relevant quarterly period. Similarly, if the notes are not automatically called, even if the value of the least performing underlier is greater than or equal to its buffer value during the term of the notes other than on the determination date but then decreases on the determination date to a value that is less than its buffer value, the payment at maturity will be less, possibly significantly less, than it would have been had the payment at maturity been linked to the value of the least performing underlier prior to such decrease. Although the actual value of the least performing underlier on the maturity date or at other times during the term of the notes may be higher than its value on the call observation dates or the determination date, whether each call premium will be payable and the payment at maturity will be based solely on the closing value of the least performing underlier on the applicable call observation dates or the determination date.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. The overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Amount You Will Receive on a Call Payment Date or on the Stated Maturity Date, as the Case May Be, Will Be Capped

Even if the closing value of each underlier on a call observation date exceeds its call level, causing the notes to be automatically called on such day, you will not benefit from the increases in the closing values of the underliers above their call levels on the call observation date. If your notes are automatically called on a call observation date, the payment you will receive for each $1,000 face amount of your notes on the corresponding call payment date will depend on the applicable call premium amount and is capped due to such call premium amount. In addition, the cash settlement amount you may receive on the stated maturity date is capped due to the maturity date premium amount.

Your Notes Are Subject to Automatic Redemption

We will automatically call and redeem all, but not part, of your notes on a call payment date if, as measured on any call observation date, the closing value of each underlier is greater than or equal to its call level. Therefore, the term for your notes may be significantly reduced. You may not be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to maturity. For the avoidance of doubt, if your notes are automatically called, no discounts, commissions or fees described herein will be rebated or reduced.

Since the Notes Are Linked to the Performance of More Than One Underlier, You Will Be Fully Exposed to the Risk of Fluctuations in the Value of Each Underlier

Since the notes are linked to the performance of more than one underlier, the notes will be linked to the individual performance of each underlier. Because such notes are not linked to a basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the value of each underlier. For example, in the case of notes linked to a basket, the return would depend on the aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component. However, in the case of notes linked to the performance of more than one underlier, the individual performance of each of the underliers would not be combined to calculate your return and the depreciation of any underlier would not be mitigated by the appreciation of the other underliers. Instead, your return would depend on the least performing underlier.

Because the Notes Are Linked to the Performance of the Least Performing Underlier, You are Exposed to Greater Risks of Sustaining a Significant Loss on Your Investment Than if the Notes Were Linked to Just One Underlier

The risk that you will suffer a significant loss on your investment is greater if you invest in such notes as opposed to substantially similar securities that are linked to the performance of just one underlier. With multiple underliers, it is more likely that the value of one of the underliers will be below its call level on a call observation date or its buffer value on the determination date, than if the notes were linked to only one underlier. Therefore, it is more likely that the notes are not called and you suffer a significant loss on your investment.

General Risk Factors

You Are Subject to Nomura’s Credit Risk, and the Value of Your Notes May Be Adversely Affected by Negative Changes in the Market’s Perception of Nomura’s Creditworthiness

By purchasing the notes, you are making, in part, a decision about Nomura’s ability to pay you the amounts you are owed pursuant to the terms of your notes. Substantially all of our assets consist of loans to and other receivables from Nomura and its subsidiaries. Our obligations under your notes are guaranteed by Nomura. Therefore, as a practical matter, our ability to pay you amounts we owe on the notes is directly or indirectly linked solely to Nomura’s creditworthiness. In addition, the market’s perception of Nomura’s creditworthiness generally will directly impact the value of your notes. If Nomura becomes or is perceived as becoming less creditworthy following your purchase of notes, you should expect that the notes will decline in value in the secondary market, perhaps substantially. If you sell your notes in the secondary market in such an environment, you may incur a substantial loss.

The Estimated Value of Your Notes at the Time the Terms of Your Notes Were Set on the Trade Date (as Determined by Reference to Our Affiliates’ Pricing Models) Was Less Than the Original Issue Price of Your Notes.

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes were set on the trade date, as determined by reference to our affiliates’ pricing models. After the trade date, the estimated value, as determined by reference to these pricing models, may be affected by changes in market conditions, our and Nomura’s creditworthiness and other relevant factors. If Nomura Securities International, Inc. buys or sells your notes, it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which Nomura Securities International, Inc. will buy or sell your notes at any time also will reflect, among other things, its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes were set on the trade date, as is disclosed on the front cover of this pricing supplement, our affiliates’ pricing models consider certain variables, including principally Nomura’s internal funding rates, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. In addition, our internal funding rate used in our affiliates’ pricing models generally results in a higher estimated value of your notes than would result if we estimated the value using our credit spreads for our conventional fixed rate debt. As a result, the actual value you would receive if you sold your notes in the secondary market may differ, possibly even materially, from the estimated value of your notes that we will determine by reference to our affiliates’ pricing models as of the time the terms of your notes were set on the trade date due to, among other things, any differences in pricing models, third-parties’ use of our credit spreads in their models, or assumptions used by other market participants.

The difference between the estimated value of your notes as of the time the terms of your notes were set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to our affiliates and the amounts our affiliates pay to us in connection with their agreement to hedge our obligations on your notes. These costs will be used or retained by us or one of our affiliates, except for underwriting discounts paid to unaffiliated distributors.

If We Were to Repurchase Your Notes Immediately After the Original Issue Date, the Price You Receive May Be Higher Than the Estimated Value of The Notes

Assuming that all relevant factors remain constant after the original issue date, the price at which we may initially buy or sell the notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the estimated value on the trade date for a temporary period expected to be approximately 1 month after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the notes based on changes in market conditions and other factors that cannot be predicted.

Because Nomura Is a Holding Company, Your Right to Receive Payments on Nomura’s Guarantee of the Notes Is Subordinated to the Liabilities of Nomura’s Other Subsidiaries

The ability of Nomura to make payments, as guarantor, on the notes, depends upon Nomura’s receipt of dividends, loan payments and other funds from subsidiaries. In addition, if any of Nomura’s subsidiaries becomes insolvent, the direct creditors of that subsidiary will have a prior claim on its assets, and Nomura’s rights and the rights of Nomura’s creditors, including your rights as an owner of the notes, will be subject to that prior claim.

Nomura’s subsidiaries are subject to various laws and regulations that may restrict Nomura’s ability to receive dividends, loan payments and other funds from subsidiaries. In particular, many of Nomura’s subsidiaries, including its broker-dealer subsidiaries, are subject to laws and regulations, including regulatory capital requirements, that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. For example, Nomura Securities Co., Ltd., Nomura Securities International, Inc., Nomura International plc and Nomura International (Hong Kong) Limited, Nomura’s main broker-dealer subsidiaries, are subject to regulatory capital requirements that could limit the transfer of funds to Nomura. These laws and regulations may hinder Nomura’s ability to access funds needed to make payments on Nomura’s obligations.

You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Underliers

In the ordinary course of business, Nomura or any of its affiliates may have expressed views on expected movements in the underliers, and may do so in the future. These views or reports may be communicated to Nomura’s clients and clients of its affiliates. However, any such views are and will be subject to change from time to time. Moreover, other professionals who deal in markets relating to the underliers may at any time have significantly different views from those of Nomura or its affiliates. For these reasons, you are encouraged to derive information concerning the underliers from multiple sources, and you should not rely on any of the views that may have been expressed or that may be expressed in the future by Nomura or any of its affiliates. Neither the offering of the notes nor any view which Nomura or any of its affiliates from time to time may express in the ordinary course of business constitutes a recommendation as to the merits of an investment in the notes or any of the component securities.

Your Return May Be Lower Than the Return on Other Debt Securities of Comparable Maturity

The applicable call premium may represent a return that is below the prevailing market rate for other debt securities of comparable maturity that are not linked to an underlier. Consequently, unless the cash settlement amount you receive on the maturity date substantially exceeds the amount you paid for your notes, the overall return you earn on your notes could be less than what you would have earned by investing in non–underlier-linked debt securities that bear interest at prevailing market rates. For example, your return may be less than the return you would earn if you bought a traditional interest-bearing debt security with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

The Historical Performance of the Underliers Should Not Be Taken as an Indication of Its Future Performance

The historical values of the underliers included in this pricing supplement should not be taken as an indication of its future performance. Changes in the values of the underliers will affect the market value of the notes, but it is impossible to predict whether the values of the underliers will rise or fall during the term of the notes. The values of the underliers will be influenced by complex and interrelated political, economic, financial and other factors.

Our or Our Affiliates’ Hedging and Trading Activities May Adversely Affect the Market Value of the Notes

As described under “Use of Proceeds and Hedging” in the accompanying product prospectus supplement, we or one or more of our affiliates may hedge our obligations under the notes by entering into transactions involving purchases of futures and/or other derivative instruments linked to the underliers. We also expect that we or one or more of our affiliates will adjust these hedges by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to any of the foregoing, at any time and from time to time, and unwind the hedge by selling any of the foregoing on or before the determination date for the notes or in connection with the redemption of the notes. Our or our affiliates’ hedging activities may result in our or our affiliates’ receiving a substantial return on these hedging activities even if your investment in the notes results in a loss to you. These hedging activities could adversely affect the values of the underliers and, therefore, the market value of the notes and the cash settlement amount payable on the notes.

We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the underliers. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes and the cash settlement amount payable on the notes.

We or one or more of our affiliates may also engage in business with the component securities issuers or trading activities related to the component securities, which may present a conflict of interest between us (or our affiliates) and you.

There Are Potential Conflicts of Interest between You and the Calculation Agent and between You and Our Other Affiliates

The calculation agent will make important determinations as to the notes. Among other things, the calculation agent will determine the applicable closing values of the underliers. We have initially appointed our affiliate, Nomura Securities International, Inc., to act as the calculation agent. We may change the calculation agent after the original issue date without notice to you. For a fuller description of the calculation agent’s role, see “General Terms of the Notes— Role of Calculation Agent” in the accompanying product prospectus supplement. The calculation agent will exercise its judgment when performing its functions and will make any determination required or permitted of it in its sole discretion. For example, the calculation agent may have to determine whether a market disruption event affecting an underlier has occurred and may also have to determine its closing value in such case. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The calculation agent may also have to select a substitute index if an underlier is discontinued. All determinations by the calculation agent are final and binding on you absent manifest error. Since this determination by the calculation agent will affect the cash settlement amount payable on the notes, the calculation agent may have a conflict of interest if it needs to make a determination of this kind, and the cash settlement amount payable on your notes may be adversely affected. In addition, if the calculation agent determines that a market disruption event has occurred, it can postpone any relevant valuation date, which may have the effect of postponing the maturity date. If this occurs, you will receive the cash settlement amount, if any, after the originally scheduled stated maturity date but will not receive any additional payment or any interest on such postponed cash settlement amount.

We or our affiliates may have other conflicts of interest with holders of the notes. See “Additional Risk Factors Specific to the Notes—Our or Our Affiliates’ Business Activities May Create Conflicts of Interest” in the accompanying product prospectus supplement.

There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses

The notes will not be listed on any securities exchange, and there may be little or no secondary market for the notes. Nomura Securities International, Inc. and other affiliates of ours currently intend to make a market for the notes, although they are not required to do so. Nomura Securities International, Inc. or any other affiliate of ours may stop any such market-making activities at any time. Even if a secondary market for the notes develops, it may not provide significant liquidity and the notes may not trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

If you sell your notes before the maturity date, you may have to do so at a substantial discount from the issue price and as a result you may suffer substantial losses.

The Return on Your Notes Will Not Reflect Any Dividends Paid on the Underlying ETFs or the Underlier Stocks

The return on your notes will not reflect the return you would realize if you actually owned the Underlying ETFs or underlier stocks and received the distributions paid on the shares of the Underlying ETFs. You will not receive any dividends that may be paid on any of the underlier stocks by the underlier stock issuers or the shares of the RSP or XLU. See “—You Have No Shareholder Rights or Rights to Receive Any Shares of the Underlying ETFs or Any Underlier Stock” below for additional information.

You Have No Shareholder Rights or Rights to Receive Any Shares of the Underlying ETFs or Any Underlier Stock

Investing in your notes will not make you a holder of any shares of the Underlying ETFs or any underlier stocks. Neither you nor any other holder or owner of your notes will have any rights with respect to the Underlying ETFs or the underlier stocks, including any voting rights, any rights to receive dividends or other distributions, any rights to make a claim against the Underlying ETFs or the underlier stocks or any other rights of a holder of any shares of the Underlying ETFs or the underlier stocks. Your notes will be paid in cash, as will any call premiums, and you will have no right to receive delivery of any shares of the Underlying ETFs or any underlier stocks.

Risks Relating to the Underliers

Changes That Affect the Underliers or the Relevant Underlying Index May Affect the Value of the Underliers and the Market Value of the Notes and the Amount You Will Receive on the Notes and the Amount You Will Receive at Maturity

The policies of the sponsors or the investment advisor of the underliers or the underlying ETF’s underlying index concerning additions, deletions and substitutions of the stocks included in or held by the underliers, and the manner in which the sponsors or the investment advisor takes account of certain changes affecting those stocks, may affect the value of the underliers. The policies of the underlier sponsors or the investment advisor with respect to the calculation of the underliers could also affect the value of the underliers. The sponsors may discontinue or suspend calculation or dissemination of the underliers or the XLU’s underlying index. Any such actions could affect the value of the underliers and the value of and the return on the notes.

An Investment In the Notes Is Subject to Small-capitalization Risks

The RTY tracks companies that are considered small-capitalization. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the level of the RTY may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of small-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them. In addition, small-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products or services. Any of these factors may adversely affect the performance of the RTY and consequently, the return on the notes.

The XLU Is Concentrated in the Utilities Sector and Does Not Provide Diversified Exposure

The XLU is not diversified. The XLU assets are concentrated in the utilities sector, which means that the XLU is more likely to be more adversely affected by any negative performance of the utilities sector than an underlier that has more diversified holdings across a number of sectors. Utility companies are affected by supply and demand, operating costs, government regulations, environmental factors, liabilities for environmental damage and general civil liabilities, and rate caps or rate changes. Although rate changes of a regulated utility usually fluctuate in approximate correlation with financing costs, due to political and regulatory factors rate changes ordinarily occur only following a delay after the changes in financing costs. This factor will tend to favorably affect a regulated utility company’s earnings and dividends in times of decreasing costs, but conversely, will tend to adversely affect earnings and dividends when costs are rising. The value of regulated utility equity securities may tend to have an inverse relationship to the movement of interest rates. Certain utility companies have experienced full or partial deregulation in recent years. These utility companies are frequently more similar to industrial companies in that they are subject to greater competition and have been permitted by regulators to diversify outside of their original geographic regions and their traditional lines of business. These opportunities may permit certain utility companies to earn more than their traditional regulated rates of return. Some companies, however, may be forced to defend their core business and may be less profitable. In addition, natural disasters, terrorist attacks, government intervention or other factors may render a utility company’s equipment unusable or obsolete and negatively impact profitability.

Among the risks that may affect utility companies are the following: risks of increases in fuel and other operating costs; the high cost of borrowing to finance capital construction during inflationary periods; restrictions on operations and increased costs and delays associated with compliance with environmental and nuclear safety regulations; and the difficulties involved in obtaining natural gas for resale or fuel for generating electricity at reasonable prices. Other risks include those related to the construction and operation of nuclear power plants, the effects of energy conservation and the effects of regulatory changes.

There Is No Assurance That an Active Trading Market Will Continue for the Underlying ETFs or That There Will Be Liquidity in Any Such Trading Market; Further, the Underlying ETFs Are Subject to Management Risks, Securities Lending Risks and Custody Risks.

Although the shares of the underlying ETFs and a number of similar products have been listed for trading on securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the underlying ETFs or that there will be liquidity in the trading market.

In addition, the underlying ETFs are subject to management risk, which is the risk that the underlying ETFs investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. The underlying ETFs are also not actively managed and may be affected by a general decline in market segments relating to the underlying index. The underlying ETFs’ investment advisors invest in securities included in, or representative of, their underlying index regardless of their investment merits. The underlying ETFs’ investment advisors do not attempt to take defensive positions in declining markets. In addition, the underlying ETFs’ investment advisors may be permitted to engage in securities lending with respect to a portion of the underlying ETFs’ total assets, which could subject the underlying ETFs to the risk that the borrower of such loaned securities fails to return the securities in a timely manner or at all.

In addition, the underlying ETFs are subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agents and depositories.

Further, the underlying ETFs are subject to listing standards adopted by the securities exchange on which the underlying ETFs are listed for trading. There can be no assurance that the underlying ETFs will continue to meet the applicable listing requirements, or that the underlying ETFs will not be delisted.

The Performance of the Underlying ETFs May Not Correlate With the Performance of Their Underlying Index as Well as the Net Asset Value Per Share of the Underlying ETFs, Especially During Periods of Market Volatility.

Although the underlying ETFs are designed to track the performance of their underlying index, the performance of the underlying ETFs and that of their underlying indices generally will vary due to, for example, transaction costs, management fees, certain corporate actions, and timing variances. Moreover, it is also possible that the performance of the underlying ETFs may not fully replicate or may, in certain circumstances, diverge significantly from the performance of their underlying index. This could be due to, for example, the underlying ETFs not holding all or substantially all of the underlying assets included in the underlying index and/or holding assets that are not included in the underlying index, the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments held by the underlying ETFs, differences in trading hours between the underlying ETFs (or the underlying assets held by the underlying ETFs) and the underlying index, or due to other circumstances. This variation in performance is called the “tracking error,” and, at times, the tracking error may be significant.

In addition, because the shares of the underlying ETFs are traded on a securities exchange and are subject to market supply and investor demand, the market price of one share of the underlying ETFs may differ from their net asset value per share; shares of the underlying ETFs may trade at, above, or below their net asset value per share.

During periods of market volatility, securities held by the underlying ETFs may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the underlying ETFs and the liquidity of the underlying ETFs may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the underlying ETFs. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the underlying ETFs. As a result, under these circumstances, the market value of shares of the underlying ETFs may vary substantially from the net asset value per share of the underlying ETFs.

For the foregoing reasons, the performance of the underlying ETFs may not match the performance of their underlying index over the same period. Because of this variance, the return on the notes, to the extent dependent on the performance of the underlying ETFs, may not be the same as an investment directly in the securities, commodities, or other assets included in the underlying indices or the same as a debt security with a return linked to the performance of the underlying indices.

THE UNDERLIERS

Description of the RSP

The shares of the RSP are issued by the Invesco Exchange-Traded Fund Trust (the “trust”), a registered investment company.

The RSP is an exchange-traded fund that seeks to track the investment results, before fees and expenses, of the S&P 500® Equal Weight Index (the “index”). The index consists of all of the components of the S&P 500® Index, which measures the performance of equity securities of larger U.S. companies. The index is an equal-weighted version of the S&P 500® Index.

•	The return on your notes is linked to the performance of the RSP, and not to that of the index on which the RSP is based. The performance of the RSP may significantly diverge from that of its index.

•	The RSP’s investment advisor is Invesco Capital Management LLC.

•	The RSP’s shares trade on the NYSE Arca under the ticker symbol “RSP”.

•	The trust’s SEC CIK Number is 0001209466.

•	The inception date was April 24, 2003.

Information filed by the RSP with the SEC pursuant to the Securities Exchange Act of 1934 and the Investment Company Act can be located by reference to the SEC file numbers 333-102228 and 811-21265, respectively on the SEC’s website at http://www.sec.gov. In addition, information about the RSP may be obtained from other sources including, but not limited to, the RSP’s website. We are not incorporating by reference into this pricing supplement the website or any material it includes. Neither we nor the agent makes any representation that such publicly available information regarding the RSP is accurate or complete.

Historical Performance of the RSP

The following graph sets forth the historical performance of the RSP based on the daily historical closing values from January 1, 2021 through March 4, 2026. We obtained the closing values below from Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

Historical Performance of the RSP

The historical prices of the RSP should not be taken as an indication of future performance, and no assurance can be given as to the closing value of the RSP on any call observation date, including the determination date.

Description of the RTY

FTSE Russell Publishes the RTY

The RTY is an index calculated, published, and disseminated by FTSE Russell, and measures the composite price performance of stocks of 2,000 companies determined by FTSE Russell to be part of the U.S. equity market. The RTY was first launched in 1984 based on an initial value of 100 as of December 31, 1978. It is generally considered to be a “small-cap” index. Additional information about the RTY (including the top ten constituent stocks and sector weights) is available on the following website: ftse.com/analytics/factsheets/Home/Search#. We are not incorporating by reference the website or any material it includes in this pricing supplement.

The RTY includes approximately 2,000 of the smallest securities that form the Russell 3000® Index. The Russell 3000® Index is comprised of the 3,000 largest U.S. companies, or 98% based on market capitalization, of the investable U.S. equity market. The RTY is designed to track the performance of the small capitalization segment of the U.S. equity market.

Selection of Constituent Stocks of the RTY

The RTY is a sub-index of the Russell 3000® Index. To be eligible for inclusion in the Russell 3000® Index, and, consequently, the RTY, a company’s stocks must be listed on the rank day and FTSE Russell must have access to documentation verifying the company’s eligibility for inclusion. The rank day occurs on the last business day of April with membership eligibility determined using public information available on the rank day and market capitalizations calculated at market close. Eligible initial public offerings (“IPOs”) are added to Russell U.S. Indices quarterly, based on total market capitalization rankings within the market-adjusted capitalization breaks established during the most recent reconstitution. To be added to any Russell U.S. index during a quarter outside of reconstitution, IPOs must meet additional eligibility criteria.

A company is included in the U.S. equity markets and is eligible for inclusion in the Russell 3000® Index, and consequently, the RTY, if that company incorporates in the U.S., has its headquarters in the U.S. and also trades with the highest liquidity in the U.S. If a company does not satisfy all of the above criteria, it can still be included in the U.S. equity market if any one of the following home country indicators is in the United States: (i) country of incorporation, (ii) country of headquarters and (iii) country in which the company trades with the highest liquidity (as defined by a two-year average daily dollar trading volume from all exchanges within the country), and the primary location of that company’s assets or its revenue, based on an average of two years of assets or revenues data, is also in the United States. In addition, if there is insufficient information to assign a company to the U.S. equity markets based on its assets or revenue, the company may nonetheless be assigned to the U.S. equity markets if the headquarters of the company is located in the United States or if the headquarters of the company is located in certain “benefit-driven incorporation countries”, or “BDIs”, and that company’s most liquid stock exchange is in the United States. The BDI countries are Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curaçao, Faroe Islands, Gibraltar, Guernsey, Isle of Man, Jersey, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten and Turks and Caicos Islands. A U.S.-listed company is not eligible for inclusion within the U.S. equity market if it has been classified by FTSE Russell as a China N share on the rank date of the index reconstitution. A company will be considered a China N share if the following criteria are satisfied: (i) the company is incorporated outside of mainland China, (ii) the company is listed on the NYSE, the Nasdaq or the NYSE American, (iii) the company has a headquarter or principal executive office or its establishment in mainland China, with the majority of its revenue or assets derived from the People’s Republic of China, and (iv) the company is controlled by a mainland Chinese entity, company or individual (if the shareholder background cannot be determined with publicly available information, FTSE Russell will consider whether the establishment and origin of the company are in mainland China and whether the company is headquartered in mainland China). An existing China N Share which fails one or more of the following criteria will cease to be classified as a China N share: (i) the company is no longer incorporated outside the People’s Republic of China, (ii) the company is no longer listed on the NYSE, the Nasdaq exchange, or the NYSE American, (iii) the percentages of revenue and assets derived from the People’s Republic of China have both fallen below 45 percent, or (iv) the company is acquired/a controlling stake is held by a non-Mainland Chinese state entity, company or individual. Only asset and revenue data from the most recent annual report is considered when evaluating whether a company should be classified a China N share (i.e., there will be no two year averaging). ADRs and ADSs are not eligible for inclusion in the RTY.

In addition, all securities eligible for inclusion in the Russell 3000® Index, and consequently, the RTY, must trade on an eligible exchange (CBOE, NYSE, NYSE American, NYSE Arca and Nasdaq).

Exclusions from the RTY

FTSE Russell specifically excludes the following companies and securities from the RTY: (i) preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights, depositary receipts, installment receipts and trust receipts; (ii) royalty trusts, U.S. limited liability companies, closed-end investment companies, companies that are required to report Acquired Fund Fees and Expenses (as defined by the SEC), including business development companies, blank check companies, special-purpose acquisition companies and limited partnerships; (iii) companies with a total market capitalization less than $30 million; (iv) companies with only a small portion of their shares available in the free-float as defined by FTSE Russell (companies with less than an absolute 5% of shares available); (v) bulletin board, pink sheets or over-the-counter traded securities, including securities for which prices are displayed on the FINRA ADF;

(vi) real estate investment trusts and publicly traded partnerships that generate, or have historically generated, unrelated business taxable income and have not taken steps to block their unrelated business taxable income to equity holders; and (vii) companies with less than 5% of the company’s voting rights in the hands of unrestricted shareholders.

Initial List of Eligible Securities

The primary criterion FTSE Russell uses to determine the initial list of securities eligible for the Russell 3000® Index and, consequently, the RTY, is total market capitalization, which is calculated by multiplying the total outstanding shares for a company by the market price as of the rank day for those securities being considered at annual reconstitution. IPOs may be added between constitutions as noted below. All common stock share classes are combined in determining a company’s total shares outstanding. If multiple share classes have been combined, the number of total shares outstanding will be multiplied by the primary exchange close price and used to determine the company’s total market capitalization. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. Stocks must have a closing price at or above $1.00 on their primary exchange or an eligible secondary exchange on the last trading day of May of each year to be eligible for inclusion in the RTY. In order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the rank day, it will be considered eligible if the average of the daily closing prices from their primary exchange during the 30 days prior to the rank day is equal to or greater than $1.00. If an existing member does not trade on the rank day, it must price at $1.00 or above on another eligible U.S. exchange to remain eligible.

Multiple Share Classes

If an eligible company trades under multiple share classes or if a company distributes shares of an additional share class to its existing shareholders through a mandatory corporate action, each share class will be reviewed independently for inclusion. Share classes in addition to the primary vehicle (the pricing vehicle) that have a total market capitalization larger than $30 million, an average daily dollar trading value that exceeds that of the global median, and a float of 5% or greater of shares available in the free-float as defined by FTSE Russell are eligible for inclusion.

The pricing vehicle will generally be designated as the share class with the highest two-year trading volume as of the rank day. In the absence of two years’ worth of data, all available data will be used for this calculation. If the difference between trading volumes for each share class is less than 20%, the share class with the most available shares outstanding will be used as the pricing vehicle. At least 100 day trading volume is necessary to consider the class as a pricing vehicle for existing members. New members will be analyzed on all available data, even if that data is for less than 100 days.

Annual Reconstitution

The RTY is reconstituted annually by FTSE Russell to reflect changes in the marketplace. The list of companies is ranked based on total market capitalization on the last trading day in May, with the actual reconstitution occurring on the fourth Friday of June each year. A full calendar for reconstitution is published each spring.

A company’s total shares are multiplied by the primary exchange close price of the pricing vehicle and used to determine the company’s total market capitalization for the purpose of ranking of companies and determination of index membership. If no volume exists on the primary exchange on the rank day, the last trade price from an eligible secondary exchange will be used where volume exists (using the lowest trade price above $1.00 if multiple secondary markets exist). The company’s rank will be determined based on the cumulative market capitalization. As of the June 2016 reconstitution, any share class not qualifying for eligibility independently will not be aggregated with the pricing vehicle within the available shares calculation.

For mergers and spin-offs that are effective between the rank day and the business day immediately before the index lock down takes effect ahead of the annual reconstitution in June, the market capitalizations of the impacted securities are recalculated and membership is reevaluated as of the effective date of the corporate action. For corporate events that occur during the reconstitution lock down period (which takes effect from the open on the first day of the lock down period onwards), market capitalizations and memberships will not be reevaluated. Non index members that have been considered ineligible as of rank day will not be reevaluated in the event of a subsequent corporate action that occurs between rank day and the reconstitution effective date.

Index Calculation and Capitalization Adjustments

As a capitalization-weighted index, the RTY reflects changes in the capitalization, or market value, of the index stocks relative to the capitalization on a base date. This discussion describes the “price return” calculation of the RTY. The current RTY value is the compounded result of the cumulative daily (or monthly) return percentages, where the starting value of the RTY is equal to the base value (100) and base date (December 31, 1978). Returns between any two dates can then be derived by dividing the ending period index value (IV1) by the beginning period (IV0) index value, so that the return equals [(IV1 / IV0) –1]*100.

Constituent stocks of the index are weighted in the RTY by their free-float market capitalization, which is calculated by multiplying the primary closing price by the number of free-float shares. Free-float shares are shares that are available to the public for purchase as determined by FTSE Russell. Adjustments to shares are reviewed quarterly (including at reconstitution) and for major corporate actions such as mergers.

The table below lists shareholder types that are restricted when calculating free float.

Shareholder Type	Shareholder Description	Restriction %*
Corporations and Employee Share Plans (ESOP)	Shares held by public companies, non-listed subsidiaries of public companies, private companies, employee share plans (ESOP), or holding companies.	0
Foundations	Shares held by foundations and endowments.	0
Government Agencies	Shares directly owned by state, regional, municipal and local governments (excluding shares held by independently managed pension schemes for governments).	0
Individual Investors	All individual holders disclosed within corporate filings will be restricted, regardless of amount. This includes disclosed officer and director holdings.	0
Portfolio Holdings	Where a single portfolio holding is 30% or greater, it will be regarded as strategic and therefore restricted. Examples of portfolio holdings may include shares held by: • Banks and Trusts • Finance Companies • Hedge Funds • Investment Advisors • Insurance Companies • Pension Funds • Investment Management Companies • Brokerage Firms • Mutual Funds • Exchange Traded Funds	30
Sovereign Wealth Funds	Shares that are held by sovereign wealth funds.	10**
Treasury Shares	Shares that are held in treasury.	0
Venture Capital and Private Equity	Shares held by private equity firms and venture capital funds are generally considered restricted.	0

* Any holding greater than or equal to this number will be deemed restricted and therefore removed from free float, e.g. a 0% restriction means all disclosed holdings are restricted for this shareholder type.

** The 10% threshold will not apply to an existing or prospective constituent that is eligible for addition to the index with an investability weight of less than 5%. The shares will be restricted regardless of percentage held.

Additional Clarifications Concerning Free Float:

•            Shares subject to lock-up provisions are removed from free float. Changes resulting from the expiry of lock-ups will be implemented at the next quarterly review subject to the lock-in or incentive expiry date occurring on or prior to the share and float change information cut-off date.

•            US eligible companies that conduct their initial public offering via a de-SPAC transaction will only be considered for index inclusion following expiry of the longest stated lock-up. Former SPACs will be evaluated at the quarterly review following the expiry of the lock-up within the stated data cut-off window.

•            All shares where the holder has a stated incentive to retain the shares (e.g. bonus shares paid if holding is retained for a set period of time) will be removed from free float.

•            Shares that are subject to on-going contractual agreements (such as swaps) where they would ordinarily be treated as restricted are treated as restricted.

•            Shares disclosed as being held by a nominee account are typically regarded as free float. However, if a restricted shareholder is identified as holding shares through a nominee account then that portion of shares will be restricted.

FTSE Russell primarily classifies shares held as portfolio holdings and within sovereign wealth funds as part of available free float (subject to 30% and 10% thresholds, respectively). However, when utilizing publicly available shareholder information, if FTSE Russell determines that the shareholder’s investment objectives indicate these holdings are not likely to be freely available in the market, FTSE Russell reserves the right to exclude them from free float.

Corporate Actions Affecting the Index

FTSE Russell adjusts the RTY on a daily basis in response to certain corporate actions and events. Therefore, a company’s membership in the RTY and its weight in the RTY can be impacted by these corporate actions. The adjustment is applied based on sources of public information, including press releases and Securities and Exchange Commission filings. Prior to the completion of a corporate action or event, FTSE Russell estimates the effective date. FTSE Russell will then adjust the anticipated effective date based on public information until the date is considered final. Depending on the time on a given day that an action is determined to be final, FTSE Russell will generally either (1) apply the action before the open on the ex-date or (2) apply the action after providing appropriate notice. If FTSE Russell has confirmed the completion of a corporate action, scheduled to become effective subsequent to a rebalance, the event may be implemented in conjunction with the rebalance to limit turnover, provided appropriate notice can be given. FTSE Russell applies the following methodology guidelines when adjusting the RTY in response to corporate actions and events:

“No Replacement” Rule — Securities that are deleted from the RTY between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the RTY over the past year will fluctuate according to corporate activity.

Mergers and Acquisitions

Adjustments due to mergers and acquisitions are applied to the RTY after the action is determined to be final. In the event that a constituent is being acquired for cash or is delisted subsequent to an index review, such constituent will be removed from the RTY in conjunction with the index review, assuming that the action is determined to be final and a minimum of two days’ notice can be provided.

Between constituents: When mergers and acquisitions take place between companies that are both constituents of a Russell index for cash, the target company is deleted from the RTY at the last traded price. When mergers and acquisitions take place between companies that are both constituents of a Russell index for stock, the target company is deleted from the RTY and the shares of the acquiring stock are increased according to the offer terms. When mergers and acquisitions take place between companies that are both constituents of a Russell index for cash or stock or a combination thereof, the target company is deleted from the RTY and the shares of the acquiring company are simultaneously increased per the merger terms.

Between a constituent and a non-constituent: If the target company is a member of the RTY, it is deleted from the RTY and the acquiring company will be included initially in the RTY provided it is eligible in all other respects at the time of the merger, regardless of previous eligibility screenings. If the acquiring company is deemed eligible it will be added to the RTY on the effective date and the opening price will be calculated using the offer terms. When the target company is a FTSE Russell Universe member, the shares of the member acquiring company will be updated to reflect the merger. Any share update will be made giving appropriate notice.

Given sufficient market hours after the confirmation of a merger or acquisition, FTSE Russell effects the action after the close on the last day of trading of the target company, or at an appropriate time once the transaction has been deemed to be final.

Rights Offerings — Rights offered to shareholders are reflected in the RTY only if the subscription price of the rights is at a discount to the market price of the stock. Provided that FTSE Russell has been alerted to the rights offer prior to the ex-date, it will adjust the price of the stock for the value of the rights and increased shares according to the terms of the offering before the open on the ex-date.

Spin-offs— If the spin-off entity meets the eligibility requirements for the RTY, the spin-off entity will be added to the RTY on the ex-date of the distribution. The spin-off entity will be retained in the RTY until the next annual reconstitution, when it will be evaluated for inclusion. If the spin-off entity does not meet the eligibility requirements for the RTY, the spin-off entity will be added to the RTY on the ex-date of the distribution. It will remain in the RTY until listing and settlement and then deleted at market price with notice.

Initial Public Offerings — Eligible IPOs are added to the RTY based on total market capitalization ranking within the market-adjusted capitalization breaks established at the most recent annual reconstitution.

An IPO of additional share classes will be considered for eligibility and must meet the same eligibility criteria for all other multiple share classes. If at the time of the IPO the additional share class does not meet the eligibility criteria for separate index membership, it will not be added to the RTY and will subsequently be reviewed for index membership during the next annual reconstitution.

Once IPO additions have been announced, an IPO may be added to the RTY prior to the previously announced schedule, if a corporate action has deemed this to be appropriate and notice can be provided (e.g. an index member automatically receives shares via a stock distribution into a projected IPO add).

Tender Offers — A company acquired as a result of a tender offer is removed when (i) (a) the bidder’s shareholding has reached at least 90%; (b) shareholders have validly tendered and the shares have been irrevocably accepted for payment; and (c) all pertinent offer conditions have been reasonably met and the acquirer has not explicitly stated that it does not intend to acquire the remaining shares; (ii) there is reason to believe that the remaining free float is under 5% based on information available at the time; (iii) following completion of the offer the acquirer has stated intent to finalize the acquisition via a short-form merger, squeeze-out, top-up option or any other compulsory mechanism; or (iv) delisting is confirmed.

Where the conditions for index deletion are not met, FTSE Russell may implement a free float change based on the reported acceptance results at the expiration of the initial, subsequent or final offer period where (i) the minimum acceptance level as stipulated by the acquiror is met; (ii) shareholders have validly tendered and the shares have been irrevocably accepted for payment; (iii) all pertinent offer conditions have been reasonably met and (iv) the change to the current float factor is greater than 3%. FTSE Russell uses the published results of the offer to determine the new free float of the target company. If no information is published in conjunction with the results from which FTSE Russell can determine which shareholders have and have not tendered, the free float change will reflect the total shares now owned by the acquiring company. A minimum T+2 notice period of the change is generally provided. Any subsequent disclosure on the updated shareholder structure will be reviewed during the quarterly review cycle. If the offer includes a stock consideration, the acquiring company’s shares will be increased proportionate to the free float change of the target company. If the target company’s free float change is greater than 3%, the associated change to the acquiring company’s shares will be implemented regardless of size. Additionally, if the change to the target company is less than 3%, then no change will be implemented to the target or the acquiring company at the time of the event, regardless of any change to the acquiring company’s shares. The target company will then be deleted as a second-step, if the conditions for deletion are achieved at the expiration of a subsequent offer period.

In the event that a tender offer results in an additional listed and active “tendered” line prior to the tendered shares being accepted and exchanged for settlement, FTSE Russell will generally evaluate the following factors to determine whether to switch to the tendered line: (i) the objective of the offer is to fully acquire and delist the target company (and FTSE Russell is not aware of any obstacles designed to prevent this objective; e.g. there are no major shareholders who have publicly disclosed that they will not be tendering); (ii) the offer is deemed to be successful (i.e. the minimum acceptance threshold has been achieved); (iii) more than 50% of the shares subject to the offer have been tendered; (iv) there is an additional tender offer period to provide a window for index users to tender into the tendered shares’ line; and (v) there are outstanding regulatory or other substantive hurdles preventing the transaction completing immediately at the conclusion of the tender offer, with the results not expected to be known for some time. Index implementation will generally occur immediately after the opening of the additional offer period (with the provision of appropriate notice) – with an informative notice published announcing the change, to supplement the information within the applicable tracker files. In the event that the tendered line is halted prior to index implementation, its close price will be updated to reflect the deal terms until implementation. In the event that the prerequisites for deletion are not achieved and the target company is retained within the RTY at a reduced weight, the tendered line will be removed at deal terms (if no active market) with the ordinary line being re-added at a reduced weight at its last close price.

In exceptional circumstances, any review changes due to be effective for the companies involved in a tender offer may be retracted if FTSE Russell becomes aware of a tender offer which is due to complete on or around the effective date of such index review changes. Such exceptional circumstances may include undue price pressure being placed on the companies involved, or if proceeding with the review changes would compromise the replicability of the RTY.

Delisted and Suspended Stocks — A constituent will be deleted if it is delisted from all eligible exchanges. A constituent will be deleted if FTSE Russell becomes aware (in the country of assigned nationality) that the stock has become bankrupt, has filed for bankruptcy protection, enters into administration or receivership, commenced accelerated safeguarding procedures, is insolvent or is liquidated (or local equivalents); or has filed for delisting and no regulatory or shareholder approvals are outstanding, converts into an ineligible corporate structure or where evidence of a change in circumstances makes it ineligible for index inclusion. If, however, FTSE Russell becomes aware that a constituent is suspended, index treatment will be determined as follows:

•           unless the circumstances regarding deletions set forth below apply, a constituent will continue to be included in the RTY for a period of up to 20 business days at its last traded price;

•            if a constituent continues to be suspended at the end of that 20 business day period (the suspension period), it will be subject to review. FTSE Russell will take into account the stated reasons for the suspension. These reasons may include announcements made by the company regarding a pending acquisition or restructuring, and any stated intentions regarding a date for the resumption of trading. If following review, a decision is taken to remove the constituent, FTSE Russell will provide notice of 20 business days (the notice period) that it intends to remove the constituent, at zero value, at the conclusion of the notice period. If the security has not resumed trading at the conclusion of the notice period, it will be removed with two days’ notice. If during the notice period further details are disclosed as to the reason for a company’s suspension, those reasons (and any possible resumption of trade date) will be taken into account when determining if the company should remain on notice;

•            if a suspended constituent resumes trading on or before the last business day of the notice period, the deletion notice will be rescinded and the constituent will be retained in the RTY. However, where the constituent resumes trading after the 40th business day of suspension, the constituent will continue to be removed from the RTY as previously announced but in these circumstance the deletion will be implemented at market value unless there are barriers that render a market value irreplicable. In this event, the company will continue to be removed at zero;

•            if the notice period expires in the week preceding an index review, the company will be removed in conjunction with the index review;

•            in certain limited circumstances where the index weight of the constituent is significant and FTSE Russell determines that a market-related value can be established for the suspended constituent, for example because similar company securities continue to trade, deletion may take place at the market-related value instead. In such circumstances, FTSE Russell will set out its rationale for the proposed treatment of the constituent at the end of the suspension period. The company would then be removed at that value at the end of the notice period;

•           subject to the second following paragraph, if a constituent has been removed from the RTY and trading is subsequently restored, the constituent will only be reconsidered for inclusion after a period of 12 months from its deletion. For the purposes of index eligibility it will be treated as a new issue.

For example, if FTSE Russell becomes aware that a U.S. company has filed for Chapter 7 bankruptcy, Chapter 11 bankruptcy protection, a receiver is appointed, has filed for delisting under a Form 25, or a liquidation plan is filed, it will be removed from the RTY with notice. If a constituent is removed pursuant to this rule and is not trading and there is no express confirmation that shareholders will receive a fixed cash amount per share held, FTSE Russell will remove the stock at a nominal price of $0.0001. If a price on an ineligible market (e.g. OTC) is available, the constituent may be removed using this price.

A company emerging from bankruptcy protection or insolvency will be reconsidered for index inclusion at the next annual reconstitution (i.e., there will be no 12 month exclusion).

A constituent will be deleted if FTSE Russell becomes aware that the price of the constituent has reached its minimum permissible trade price. The constituent will be removed from the RTY in conjunction with the next index review subject to it still being at the minimum permissible trade price at the start of the quarterly review lock down period. The stock will only be reconsidered for index eligibility after a period of 12 months from its deletion. For purposes of index eligibility it will be evaluated as a new issue.

Stock Distributions and distributions in specie— A price adjustment for stock distributions is applied on the ex-date of the distribution. Where FTSE Russell is able to value a distribution in specie prior to the ex-date, a price adjustment is made to the company paying the dividend at the open on the ex-date. If no valuation of the distribution exists prior to the ex-date, no price adjustment is applied. Where the company whose holders are receiving the distribution is an index member, its shares will be increased according to the terms of the distribution. If such company is not an index member, the distributed shares will be added to the RTY until they have been settled and have listed, at which point they will be removed at the last traded price giving appropriate notice.

Special Cash Dividends — If a constituent pays out a special cash dividend, the price of the stock is adjusted to deduct the dividend amount before the open on the ex-date. No adjustment for regular cash dividends is made in the price return calculation of the RTY.

Updates to Shares Outstanding and Free Float — FTSE Russell reviews the RTY quarterly for updates to shares outstanding and to free floats used in calculating the RTY. The changes are implemented quarterly in March, June, September and December after the close on the third Friday of such month. The June reconstitution will be implemented on the fourth Friday of June.

In March, September and December shares outstanding and free floats are updated to reflect (i) cumulative share changes greater than 1%, (ii) for constituents with a free float less than or equal to 15%, cumulative free float changes greater than 1%, and (iii) for constituents with a free float greater than 15%, cumulative free float changes greater than 3%. Updates to shares outstanding and free floats will be implemented each June regardless of size (i.e., the percentage change thresholds above will not be applied). FTSE Russell implements the June updates using data sourced primarily from the companies’ publicly available information filed with the Securities and Exchange Commission.

Outside of the quarterly update cycle, outstanding shares and free float will be updated with at least two days’ notice if prompted by primary or secondary offerings if (i) there is a USD $1 billion investable market capitalization change related to a primary/secondary offering measured by multiplying the change to index shares by the subscription price or (ii) there is a resultant 5% change in index shares related to a primary or secondary offering and a USD $250 million investable market capitalization change measured by multiplying the change to index shares by the subscription price. The pricing date will serve as the trigger for implementation; i.e. once FTSE Russell is aware that an offering has priced, the update will be implemented with two days’ notice from market close (contingent on the thresholds described above being triggered). If discovery of the pricing date occurs more than two days after the pricing date, the update will be deferred until the next quarterly review.

In exceptional circumstances, FTSE Russell may defer implementation until after the new shares are listed and with the provision of two days’ notice. An offering may be deemed exceptional if implementation prior to the listing of the new shares may cause undue price pressure on the company, or if proceeding with the changes may compromise the replicability of the index.

If a company distributes shares of an additional share class to its existing shareholders through a mandatory corporate action, the additional share class will be evaluated for separate index membership. The new share class will be deemed eligible if the market capitalization of the distributed shares meets the minimum size requirement (the market capitalization of the smallest member of the Russell 3000E Index from the previous rebalance as adjusted for performance to date). If the additional share class is not eligible at the time of distribution, it will not be added to the RTY.

License Agreement with FTSE Russell

Nomura or one of its affiliates has entered into a nonexclusive license agreement providing for the license to it, in exchange for a fee, of the right to use the RTY in connection with some products, including the notes.

The Russell 2000® Index is a trademark of FTSE Russell. The notes are not sponsored, endorsed, sold or promoted by FTSE Russell. FTSE Russell makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the RTY to track general stock market performance or a segment of the same. FTSE Russell’s publication of the RTY in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the RTY is based. FTSE Russell’s only relationship to us is the licensing of certain trademarks and trade names of FTSE Russell and of the RTY which is determined, composed and calculated by FTSE Russell without regard to us or the notes. FTSE Russell is not responsible for and has not reviewed the notes nor any associated literature or publications and FTSE Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. FTSE Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the notes. FTSE Russell has no obligation or liability in connection with the administration, marketing or trading of the notes:

FTSE RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RTY OR ANY DATA INCLUDED THEREIN AND FTSE RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FTSE RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RTY OR ANY DATA INCLUDED THEREIN. FTSE RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RTY OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FTSE RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing values from January 1, 2021 through March 4, 2026. We obtained the closing values below from Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

Historical Performance of the RTY

The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the closing value of the RTY on any call observation date, including the determination date.

Description of the XLU

The shares of the XLU are issued by the Select Sector SPDR® Trust (the “trust”), a registered investment company.

The XLU is an exchange-traded fund that seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of the Utilities Select Sector Index (the “index”). The index includes companies in the SPX that have been identified as Utilities companies by the Global Industry Classification Standard, including securities of companies from the following industries: electric utilities; water utilities; multi-utilities; independent power and renewable electricity producers; and gas utilities. The SPX is a broad-based securities market index that includes common stocks of approximately 500 companies from a number of sectors representing a significant portion of the market value of all stocks publicly traded in the United States.

•	The return on your notes is linked to the performance of the XLU, and not to that of the index on which the XLU is based. The performance of the XLU may significantly diverge from that of its index.

•	The XLU’s investment advisor is SSGA Funds Management, Inc.

•	The XLU’s shares trade on the NYSE Arca under the ticker symbol “XLU”.

•	The trust’s SEC CIK Number is 0001064641.

•	The inception date was December 16, 1998.

Effective December 1, 2025, the underlier changed its name from Utilities Select Sector SPDR® Fund to State Street® Utilities Select Sector SPDR® ETF.

Information filed by the XLU with the SEC pursuant to the Securities Exchange Act of 1934 and the Investment Company Act can be located by reference to the SEC file numbers 333-57791 and 811-08837, respectively on the SEC’s website at http://www.sec.gov. In addition, information about the XLU may be obtained from other sources including, but not limited to, the XLU’s website. We are not incorporating by reference into this pricing supplement the website or any material it includes. Neither we nor the agent makes any representation that such publicly available information regarding the XLU is accurate or complete.

Historical Performance of the XLU

The following graph sets forth the historical performance of the XLU based on the daily historical closing values from January 1, 2021 through March 4, 2026. We obtained the closing values below from Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg. The daily historical closing levels for XLU in the graph below have been adjusted for a 2-for-1 stock split that became effective before the market open on December 5, 2025.

Historical Performance of the XLU

The historical prices of the XLU should not be taken as an indication of future performance, and no assurance can be given as to the closing value of the XLU on any call observation date, including the determination date.

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

You should carefully consider the matters set forth in “U.S. Federal Income Tax Considerations” in the accompanying prospectus. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the notes. This summary supplements the section “U.S. Federal Income Tax Considerations” in the accompanying prospectus and supersedes it to the extent inconsistent therewith.

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, a note should be treated as a pre-paid derivative contract with respect to the underliers. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a note as a pre-paid derivative contract with respect to the underliers. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible and the timing and character of income in respect of the notes might differ from the treatment described herein.

U.S. Holders. Please see the discussion under the heading “U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or a Derivative Contract — Certain Notes Treated as Prepaid Derivative Contracts” in the accompanying prospectus for a further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus). Pursuant to the approach discussed above, we intend to treat any gain or loss upon maturity or an earlier sale, exchange, or call as capital gain or loss in an amount equal to the difference between the amount you receive at such time and your tax basis in the note. Any such gain or loss will be long-term capital gain or loss if you have held the note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a note generally will equal your cost of the note.

Non-U.S. Holders. Please see the discussion under the heading “U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders” in the accompanying prospectus for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus).

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on the Issuer’s determination that the notes are not “delta-one” instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the underliers or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the underliers or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

SUPPLEMENTAL PLAN OF DISTRIBUTION

See “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus.

Nomura America Finance, LLC will sell to GS&Co., and GS&Co. will purchase from Nomura America Finance, LLC, the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of 0.75% of the face amount.

We will deliver the notes against payment therefor in New York, New York on the original issue date set forth on page PS-2 of this pricing supplement. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to one business day before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by Nomura Securities International, Inc. that it intends to make a market in the notes. However, neither Nomura Securities International, Inc. nor any of its other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

The notes will not be listed on any securities exchange or interdealer quotation system.

VALIDITY OF THE NOTES

In the opinion of Mayer Brown LLP, as counsel to the Issuer and the Guarantor, when this pricing supplement has been attached to, and duly notated on, the master note that represents the notes pursuant to the Indenture referred to in the prospectus and product prospectus supplement, and issued and paid for as contemplated herein, (i) such notes will be valid, binding and enforceable obligations of the Issuer, and (ii) the related Guarantee will be a valid, binding and enforceable obligation of the Guarantor, in each case entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the laws of the State of Delaware and the federal laws of the United States of America. Insofar as this opinion involves matters governed by Japanese law, Mayer Brown LLP has relied, with the Issuer’s permission, on the opinion of Anderson Mori & Tomotsune, dated as of July 20, 2023, filed as an exhibit to the Registration Statement by the Issuer on July 20, 2023, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Anderson Mori & Tomotsune. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 20, 2023, which has been filed as Exhibit 5.2 to the Issuer’s Registration Statement on Form F-3 dated July 20, 2023.